

February 18, 2011

Mr. Ferdinand V. Lepere
Chief Financial Officer
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

> **Re:** **TBS International PLC**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-34599**

Dear Mr. Lepere:

We have reviewed your response letter dated February 10, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Note 2. Summary of Significant Accounting Policies and Basis of Presentation

Revenue Recognition – Related Expenses, page F-8

We note from your response to our prior comment one, that you believe that based on the terms of the agreement with the customer, it is appropriate to recognize revenue from the completion of discharge of the vessel's previous cargo to the completion of discharge of the current cargo. Please revise your revenue recognition policy in the notes the financial statements to include a disclosure that indicates that "based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo."

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(914) 779-5230